Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

October 20, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER 2008

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – News Release dated September 16, 2008,

➢

Oromin Explorations Ltd. – BC FORM 53-901F Material Change.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: October 20, 2008

By:    “Chet Idziszek”

Chet Idziszek

Its:       President

(Title)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
September 16, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

ONGOING DRILLING CONTINUES TO EXPAND MINERALIZATION AT ESTABLISHED DEPOSITS

HIGHLIGHTS

➢

DRILLING PROGRESSING WELL TOWARDS THE PLANNED Q4 2008 RESOURCE UPDATE

➢

MOST RECENT DRILL RESULTS CONTINUE TO EXPAND MINERALIZATION AT THE MASATO GOLD DEPOSIT INCLUDING:

o

10 METRES OF 5.79 G/T GOLD IN DH-293

o

31 METRES OF 1.59 G/T GOLD IN DH-303

o

12 METRES OF 1.93 G/T GOLD IN RC-392

o

11 METRES OF 2.31 G/T GOLD IN RC-404

➢

INITIAL DRILLING AT THE CLOVERLEAF TARGET UNDERWAY

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to report further results from the ongoing core and reverse circulation drilling program at its Sabodala Project situated in an emerging gold district of eastern Senegal.   Recent results confirm the continued expansion of gold mineralization at Sabodala where an initial NI 43-101 compliant in-situ inferred resource (25.2 million tonnes grading 1.73 g/t gold for 1.4 million ounces of gold) was calculated for the OJVG’s Masato, Golouma West and Golouma South deposits for results available to May 2008, (see July 24/2008 news release and 3-D models at www.oromin.com).

The bulk of recent drilling and results are from the Masato Deposit where drilling now extends over a strike length in excess of 2,100 metres.  We have now completed more than double the 146 holes utilized in the initial resource calculation.  Many of these new results are from step-out holes along trend, both to the north and south, to depth and locally up-dip where near surface mineralization was not incorporated in the initial resource calculation.

MASATO GOLD DEPOSIT

The Masato Gold Deposit is located 1.2 kilometres due east of Mineral Deposits Ltd.’s Sabodala Gold Deposits (total resource estimate of 45.5 million tonnes @ 1.88 g/t gold for 2,745,000 ounces) which MDL states is being readied for production in Q1 of 2009.  The Masato Gold Deposit is defined by a strong gold-in-soil geochemical anomaly measuring a minimum of 2,600 metres in length by up to 1,200 metres in width.  The northern portion of the Masato geochemical anomaly is currently limited by laterite cover which masks the geochemical results.

The Masato Gold Deposit is comprised of a series of closely-spaced northeast trending sub-parallel mineralized zones, dips moderately steeply to the west and remains open in both directions and to depth.  Resource shells for Oromin’s initial resource calculation at Masato were created based on mineralization identified by core and reverse circulation drilling on 40-metre and locally 20-metre centres over a 1,700 metre strike extent to an average depth of 250 metres.

Drilling to date at Masato has focused on delineating the bulk tonnage gold target at a drill spacing that confirms and extends the strike length and down dip potential of the zone as quickly and efficiently as possible.  The intersection of higher grade mineralization (at surface and in drilling - 10 metres of 5.79 g/t Au in DH-293) suggests that, within the broader zone of mineralization at Masato, there are discrete zones/shoots of higher grade gold mineralization.  Although delineating these zones is not the focus of the Masato drilling at present, further work will be undertaken to determine the full extent and distribution of the high grade gold mineralization.  Understanding the nature and distribution of these zones high grade mineralization may have a significant impact on future resource estimates.

Oromin continues to aggressively drill at Masato with plans to drill the entire currently known 2,600 metre extent prior to the planned resource update.

Some of the most significant new results at Masato include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-392	5 incl. 7 61	29 6 12	1.42 2.83 1.93
RC-404*	98 182 incl. 201 and 213	11 38* 8 220*	2.31 1.19 1.52 1.56
DH-282	85 and 166	9 14	2.07 1.57
DH-285	150	14	2.20
DH-293	134 incl. 137 189	15 7 10	1.69 2.50 5.79
DH-303	159 200	31 8	1.59 1.68
DH-305	63 incl. 70	16 7	2.15 3.54

 * Drill hole RC-404 ends within a mineralized zone.

CLOVERLEAF TARGET

An initial five-hole drilling program has begun at the Cloverleaf target situated southwest of the Golouma South deposit.  The Cloverleaf target is defined by a 1,000-metre portion of the 3,000-metre Golouma South gold-in-soil geochemical anomaly.  Excavator trenching results from the Cloverleaf target included 6.48 g/t gold over 7 metres.

Thus far, four holes have been completed at Cloverleaf, with all four intersecting favourable alteration, shearing, veining and mineralization appearing similar to that observed at both the Golouma South and Golouma West gold deposits.  Two of the holes have intersected two very similar looking, sub-parallel altered-mineralized zones of considerable width.   Based on this encouragement, we plan to re-enter and deepen the other two previously drilled holes to seek these second alteration zones.  Results from the ongoing drilling at Cloverleaf will be presented in subsequent news releases as they become available.

Oromin is continuing its aggressive multi-drill program towards evaluating and expanding the known gold deposits as well as initial drill testing of numerous other gold targets throughout the Property.

Data compilation and interpretations are currently on track towards calculating updates to the initial resource evaluation; the first in Q4 2008 and the next in early 2009.

Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release.  TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

Oromin also reports that it has, subject to regulatory approval, reduced the exercise price of 4,231,450 share purchase warrants issued as part of a unit private placement on December 7, 2006 (the “Warrants”) from $2.20 per share to $1.22 per share.

2

In accordance with TSX Venture Exchange policy, the expiry date of the Warrants will be accelerated to shorten the exercise period to a period of 30 days if, for ten consecutive trading days, (the “Premium Trading Days”) the closing price of Oromin’s common shares exceeds the revised exercise price by the applicable Private Placement discount, or in this case $1.46. The 30 day period will commence seven calendar days after the tenth Premium Trading Day.  In the event that the expiry date is not accelerated, the Warrants will expire on the original expiry date of December 7, 2008.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

___”Chet Idziszek”_________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.  Cautionary note to U.S. investors - the United States Securities And Exchange Commission (“SEC”) permits mining companies in filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in the Company’s Form 20-F registration statement, file no. 000-30614. The Company’s filings are available on the SEC’s website at http://www.sec.gov/edgar.shtm

3

SCHEDULE

Masato Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-282	5+70S	59616N/4464E	110/-65	85-94 incl. 88-90 166-180 incl. 171-175	9 2 14 4	2.07 7.84 1.57 3.75
DH-285	4+00S	59768N/4548E	110/-65	60-62 150-164 incl. 153-154	2 14 1	2.64 2.20 19.79
DH-286	5+30S	59645N/4484E	110/-65	120-129 incl. 120-122 and 128-129 160-165	9 2 1 5	2.24 3.86 7.13 1.66
DH-293	5+30S	59645N/4484E	110/-80	123-129 incl. 123-124 134-149 incl. 137-144 157-160 189-199 incl.191-194 224-234 incl. 228-229	6 1 15 7 3 10 3 10 1	1.73 4.66 1.69 2.50 1.75 5.79 17.94 1.21 5.45
DH-296	10+50S	59068N/4546E	110/-50	40-42 99-101	2 2	8.16 5.05
DH-297	9+70S	59155N/4554E	110/-50	40-54 incl. 49-53 63-67	14 4 4	1.24 2.51 1.64
DH-298	10+50S	59068N/4545E	110/-65	81-85	4	1.75
DH-299	10+50S	59087N/4519E	110/-69	108-117 incl. 114-117	9 3	2.17 5.29
DH-302	12+10S	58917N/4492E	110/-65	50-59	9	1.16
DH-303	4+90S	59704N/4465E	110/-65	159-190 incl. 168-171 200-208	31 3 8	1.59 5.06 1.68
DH-305	11+30S	58992N/4517E	110/-50	63-79 incl. 70-77 incl. 70-73	16 7 3	2.15 3.54 5.01
RC-376	0+00	60114N/4758E	110/-65	87-99 incl. 91-95 133-138	12 4 5	1.18 2.69 1.64
RC-379	0+00	60125N/4720E	110/-65	176-185 incl. 182-184	9 2	1.15 2.63
RC-387	3+60S	59806N/4548E	110/-50	74-78 148-152 incl. 150-151	4 4 1	1.47 3.34 9.05
RC-388	1+60S	60006N/4598E	110/-50	134-139 146-151 158-169 incl. 167-168	5 5 11 1	1.30 1.39 1.85 10.56

4

Masato Gold Deposit (…continued)
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-392	4+90S	59648N/4607E	110/-50	3-34 incl. 7-13 45-48 61-73	29 6 3 12	1.42 2.83 2.32 1.93
RC-393	4+00S	59721N/4653E	110/-50	11-16 46-59 incl. 56-58	5 13 2	1.23 1.33 3.72
RC-410	12+50S	58880N/4477E	110/-50	33-41 incl. 39-41	8 2	1.12 3.17

Mineralized intervals are based on 1-metre composite samples utilizing a 0.25 g/t gold cut-off level with a maximum internal dilution of 4 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

5

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

September 16, 2008

Item 3.

Press Release

September  16, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 16th day of September, 2008.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
September 16, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

ONGOING DRILLING CONTINUES TO EXPAND MINERALIZATION AT ESTABLISHED DEPOSITS

HIGHLIGHTS

➢

DRILLING PROGRESSING WELL TOWARDS THE PLANNED Q4 2008 RESOURCE UPDATE

➢

MOST RECENT DRILL RESULTS CONTINUE TO EXPAND MINERALIZATION AT THE MASATO GOLD DEPOSIT INCLUDING:

o

10 METRES OF 5.79 G/T GOLD IN DH-293

o

31 METRES OF 1.59 G/T GOLD IN DH-303

o

12 METRES OF 1.93 G/T GOLD IN RC-392

o

11 METRES OF 2.31 G/T GOLD IN RC-404

➢

INITIAL DRILLING AT THE CLOVERLEAF TARGET UNDERWAY

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to report further results from the ongoing core and reverse circulation drilling program at its Sabodala Project situated in an emerging gold district of eastern Senegal.   Recent results confirm the continued expansion of gold mineralization at Sabodala where an initial NI 43-101 compliant in-situ inferred resource (25.2 million tonnes grading 1.73 g/t gold for 1.4 million ounces of gold) was calculated for the OJVG’s Masato, Golouma West and Golouma South deposits for results available to May 2008, (see July 24/2008 news release and 3-D models at www.oromin.com).

The bulk of recent drilling and results are from the Masato Deposit where drilling now extends over a strike length in excess of 2,100 metres.  We have now completed more than double the 146 holes utilized in the initial resource calculation.  Many of these new results are from step-out holes along trend, both to the north and south, to depth and locally up-dip where near surface mineralization was not incorporated in the initial resource calculation.

MASATO GOLD DEPOSIT

The Masato Gold Deposit is located 1.2 kilometres due east of Mineral Deposits Ltd.’s Sabodala Gold Deposits (total resource estimate of 45.5 million tonnes @ 1.88 g/t gold for 2,745,000 ounces) which MDL states is being readied for production in Q1 of 2009.  The Masato Gold Deposit is defined by a strong gold-in-soil geochemical anomaly measuring a minimum of 2,600 metres in length by up to 1,200 metres in width.  The northern portion of the Masato geochemical anomaly is currently limited by laterite cover which masks the geochemical results.

The Masato Gold Deposit is comprised of a series of closely-spaced northeast trending sub-parallel mineralized zones, dips moderately steeply to the west and remains open in both directions and to depth.  Resource shells for Oromin’s initial resource calculation at Masato were created based on mineralization identified by core and reverse circulation drilling on 40-metre and locally 20-metre centres over a 1,700 metre strike extent to an average depth of 250 metres.

Drilling to date at Masato has focused on delineating the bulk tonnage gold target at a drill spacing that confirms and extends the strike length and down dip potential of the zone as quickly and efficiently as possible.  The intersection of higher grade mineralization (at surface and in drilling - 10 metres of 5.79 g/t Au in DH-293) suggests that, within the broader zone of mineralization at Masato, there are discrete zones/shoots of higher grade gold mineralization.  Although delineating these zones is not the focus of the Masato drilling at present, further work will be undertaken to determine the full extent and distribution of the high grade gold mineralization.  Understanding the nature and distribution of these zones high grade mineralization may have a significant impact on future resource estimates.

Oromin continues to aggressively drill at Masato with plans to drill the entire currently known 2,600 metre extent prior to the planned resource update.

Some of the most significant new results at Masato include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-392	5 incl. 7 61	29 6 12	1.42 2.83 1.93
RC-404*	98 182 incl. 201 and 213	11 38* 8 220*	2.31 1.19 1.52 1.56
DH-282	85 and 166	9 14	2.07 1.57
DH-285	150	14	2.20
DH-293	134 incl. 137 189	15 7 10	1.69 2.50 5.79
DH-303	159 200	31 8	1.59 1.68
DH-305	63 incl. 70	16 7	2.15 3.54

 * Drill hole RC-404 ends within a mineralized zone.

CLOVERLEAF TARGET

An initial five-hole drilling program has begun at the Cloverleaf target situated southwest of the Golouma South deposit.  The Cloverleaf target is defined by a 1,000-metre portion of the 3,000-metre Golouma South gold-in-soil geochemical anomaly.  Excavator trenching results from the Cloverleaf target included 6.48 g/t gold over 7 metres.

Thus far, four holes have been completed at Cloverleaf, with all four intersecting favourable alteration, shearing, veining and mineralization appearing similar to that observed at both the Golouma South and Golouma West gold deposits.  Two of the holes have intersected two very similar looking, sub-parallel altered-mineralized zones of considerable width.   Based on this encouragement, we plan to re-enter and deepen the other two previously drilled holes to seek these second alteration zones.  Results from the ongoing drilling at Cloverleaf will be presented in subsequent news releases as they become available.

Oromin is continuing its aggressive multi-drill program towards evaluating and expanding the known gold deposits as well as initial drill testing of numerous other gold targets throughout the Property.

Data compilation and interpretations are currently on track towards calculating updates to the initial resource evaluation; the first in Q4 2008 and the next in early 2009.

Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release.  TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

Oromin also reports that it has, subject to regulatory approval, reduced the exercise price of 4,231,450 share purchase warrants issued as part of a unit private placement on December 7, 2006 (the “Warrants”) from $2.20 per share to $1.22 per share.

In accordance with TSX Venture Exchange policy, the expiry date of the Warrants will be accelerated to shorten the exercise period to a period of 30 days if, for ten consecutive trading days, (the “Premium Trading Days”) the closing price of Oromin’s common shares exceeds the revised exercise price by the applicable Private Placement discount, or in this case $1.46. The 30 day period will commence seven calendar days after the tenth Premium Trading Day.  In the event that the expiry date is not accelerated, the Warrants will expire on the original expiry date of December 7, 2008.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

___”Chet Idziszek”_________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.  Cautionary note to U.S. investors - the United States Securities And Exchange Commission (“SEC”) permits mining companies in filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in the Company’s Form 20-F registration statement, file no. 000-30614. The Company’s filings are available on the SEC’s website at http://www.sec.gov/edgar.shtm

SCHEDULE

Masato Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-282	5+70S	59616N/4464E	110/-65	85-94 incl. 88-90 166-180 incl. 171-175	9 2 14 4	2.07 7.84 1.57 3.75
DH-285	4+00S	59768N/4548E	110/-65	60-62 150-164 incl. 153-154	2 14 1	2.64 2.20 19.79
DH-286	5+30S	59645N/4484E	110/-65	120-129 incl. 120-122 and 128-129 160-165	9 2 1 5	2.24 3.86 7.13 1.66
DH-293	5+30S	59645N/4484E	110/-80	123-129 incl. 123-124 134-149 incl. 137-144 157-160 189-199 incl.191-194 224-234 incl. 228-229	6 1 15 7 3 10 3 10 1	1.73 4.66 1.69 2.50 1.75 5.79 17.94 1.21 5.45
DH-296	10+50S	59068N/4546E	110/-50	40-42 99-101	2 2	8.16 5.05
DH-297	9+70S	59155N/4554E	110/-50	40-54 incl. 49-53 63-67	14 4 4	1.24 2.51 1.64
DH-298	10+50S	59068N/4545E	110/-65	81-85	4	1.75
DH-299	10+50S	59087N/4519E	110/-69	108-117 incl. 114-117	9 3	2.17 5.29
DH-302	12+10S	58917N/4492E	110/-65	50-59	9	1.16
DH-303	4+90S	59704N/4465E	110/-65	159-190 incl. 168-171 200-208	31 3 8	1.59 5.06 1.68
DH-305	11+30S	58992N/4517E	110/-50	63-79 incl. 70-77 incl. 70-73	16 7 3	2.15 3.54 5.01
RC-376	0+00	60114N/4758E	110/-65	87-99 incl. 91-95 133-138	12 4 5	1.18 2.69 1.64
RC-379	0+00	60125N/4720E	110/-65	176-185 incl. 182-184	9 2	1.15 2.63
RC-387	3+60S	59806N/4548E	110/-50	74-78 148-152 incl. 150-151	4 4 1	1.47 3.34 9.05
RC-388	1+60S	60006N/4598E	110/-50	134-139 146-151 158-169 incl. 167-168	5 5 11 1	1.30 1.39 1.85 10.56

Masato Gold Deposit (…continued)
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-392	4+90S	59648N/4607E	110/-50	3-34 incl. 7-13 45-48 61-73	29 6 3 12	1.42 2.83 2.32 1.93
RC-393	4+00S	59721N/4653E	110/-50	11-16 46-59 incl. 56-58	5 13 2	1.23 1.33 3.72
RC-410	12+50S	58880N/4477E	110/-50	33-41 incl. 39-41	8 2	1.12 3.17

Mineralized intervals are based on 1-metre composite samples utilizing a 0.25 g/t gold cut-off level with a maximum internal dilution of 4 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.